

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2016

Roland C. Smith
Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

      Re: Office Depot, Inc.
          Form 10-K for Fiscal Year Ended December 26, 2015
          Filed February 23, 2016
          Amended Form 10-K for Fiscal Year Ended December 26, 2015
          Filed April 22, 2016
          File No. 1-10948

Dear Mr. Smith:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Jacqueline Kaufman for

                      Mara L. Ransom
                      Assistant Director
                      Office of Consumer Products